December 6, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-186089

Fly Leasing Limited

6.750% SENIOR NOTES DUE 2020

Issuer:	Fly Leasing Limited

Issue:	Senior Notes due 2020

Anticipated Ratings	B3 / BB
(Moody's/S&P):

Principal Amount:	$300,000,000

Trade Date:	December 6, 2013

Settlement Date:	December 11, 2013 (T + 3)

Final Maturity:	December 15, 2020

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2014

Record Dates:	June 1 and December 1

Yield to Maturity:	6.750%

Coupon:	6.750%

Public Offering Price:	100.000% of principal amount

Gross Proceeds:	$300,000,000

Day Count Convention:	30/360

Optional Redemption:	Make-whole call at a discount rate of UST+50 basis points at any time prior to December 15, 2016. Callable thereafter at the following prices:

On or after	Price
December 15, 2016	105.063%
December 15, 2017	103.375%
December 15, 2018	101.688%
December 15, 2019	100.000%

Equity Clawback:	Up to 35% at 106.750% (prior to December 15, 2016)

Change of Control Offer:	101%

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	34407D AA7/US34407DAA72

Sole Book-Runner:	Jefferies LLC

Joint Lead Manager:	BNP Paribas Securities Corp.

Changes to Preliminary Prospectus Supplement:	The following changes will be made to the prospectus supplement, as well as additional conforming changes consistent with the changes described herein:

Summary Historical Consolidated Financial and Other Data (p. S-13)	In the table showing the reconciliation of net income to EBITDA and Adjusted EBITDA:

	•	Ineffective, dedesignated and terminated derivatives for the nine months ended September 30, 2012 is $31.353 million.

	•	Adjusted EBITDA for the nine months ended September 30, 2012 is $279.990 million.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (212) 284-3417.

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